

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2023

Jamie Boyd
Chief Executive Officer
Cascadia Acquisition Corp.
1000 2nd Avenue, Suite 1200
Seattle, WA 98104

     Re: Cascadia Acquisition Corp.
        Preliminary Proxy Statement on Schedule 14A
        Filed January 20, 2023
        File No. 001-40762

Dear Jamie Boyd:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Real Estate & Construction

cc: Gina Eiben, Esq.